Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139817-18

Supplement To The Prospectus Supplement Dated September 27, 2007
(To Prospectus Dated February 13, 2007)

$445,517,302
(Approximate at Time of Issuance)

Asset-Backed Certificates, Series 2007-9

GSAA Home Equity Trust 2007-9
Issuing Entity

GS Mortgage Securities Corp.
Depositor

Goldman Sachs Mortgage Company
Sponsor

Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator

Citibank, N.A.
Trustee

Avelo Mortgage, L.L.C.
Wells Fargo Bank, N.A.
Servicers

This Supplement is dated July 24, 2008 and supplements the Prospectus Supplement dated September 27, 2007 to the Prospectus dated February 13, 2007 with respect to the above captioned series of certificates.

•	The table appearing on the cover of the Underlying Prospectus Supplement is revised by adding footnotes (8) and (9) as follows:

Class	Approximate Initial Class Principal Balance or Notional Amount(1)	Annual Certificate Interest Rate	Type(2)	Interest Type(3)	Fitch Rating(4)	S&P Rating(4)	Rated Final Distribution Date(5)
B1	$10,662,000	Variable(6)	SUB	Variable	AA(8)(9)	AA	October 2037
B2	$5,898,000	Variable(6)	SUB	Variable	A(8)(9)	A	October 2037
B3	$2,495,000	Variable(6)	SUB	Variable	BBB(8) (9)	BBB	October 2037

______________________________________
(8)
The ratings on the Class B1 Certificates, the Class B2 Certificates, the Class B3 Certificates, the Class B4 Certificates and the Class B5 Certificates have been downgraded by Fitch as described in “Risk Factors—The Ratings on Certain Classes of the Subordinate Certificates Have Been Downgraded” below.

(9)
The ratings on the Class B1 Certificates, the Class B2 Certificates and the Class B3 Certificates are on review by Fitch for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of the Subordinate Certificates Have Been Downgraded” below.

(continued on following page)
Goldman, Sachs & Co.

The date of this Supplement is July 24, 2008

•
The Risk Factor entitled “Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses” on pages S-23–S-24 of the Prospectus Supplement is amended by adding the following at the end thereof:

Additionally, proposed federal legislation would, if enacted, permit borrowers in bankruptcy to restructure mortgage loans secured by their primary residences. Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance of a mortgage loan that is secured by a lien on the mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s mortgage loan.

•
The Risk Factor entitled “Violation of Various Federal, State and Local Laws may Result in Losses on the Mortgage Loans” on pages S-39–S-41 of the Prospectus Supplement is amended by adding the following at the end thereof:

It is possible in the future that governmental authorities or attorneys general may take actions against any responsible party that could prohibit the servicers from pursuing foreclosure actions, provide new defenses to foreclosures, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•
The Risk Factor entitled “The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates” on page S-33 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates
It is possible that servicing of mortgage loans may be transferred in the future to servicers other than the initial primary servicers in accordance with the provisions of the master servicing and trust agreement and the related sale and servicing agreements because, with respect to mortgage loans acquired through Goldman Sachs Mortgage Company's mortgage conduit program, the party that owns the related servicing rights (which is currently Goldman Sachs Mortgage Company) elects to effect such a transfer.  Additionally, with respect to all of the mortgage loans, servicing may be transferred to servicers other than the primary servicers as a result of a servicer’s termination due to an inability to adequately service associated with recent financial difficulties of such servicer or due to the occurrence of unremedied events of default in a servicer’s performance under the related sale and servicing agreement.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower

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notification, system incompatibilities and other reasons. As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer. There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance on your certificates. In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the your certificates.

Even if a transfer of servicing does not actually occur, potential transition issues associated with or possible disruptions in operations resulting or arising from consolidations or business combinations affecting a servicer may result in similar issues associated with a servicing transfer or otherwise adversely affect servicing generally.  It is difficult to predict the outcome of any consolidation or business combination in the servicing of mortgage loans and its impact on your certificates.

For recent developments regarding Avelo Mortgage, L.L.C., one of the servicers, and its affiliates, see “Recent Developments in Respect of Avelo Mortgage, L.L.C.” below.

For recent developments regarding PHH Mortgage Corporation, one of the servicers, and its affiliates, see “Recent Developments in Respect of PHH Mortgage Corporation” below.

•	The following Risk Factor is added after the Risk Factor entitled “The Ratings on Your Certificates Could Be Reduced or Withdrawn” on pages S-41–S-42 of the Prospectus Supplement:

The Ratings on Certain Classes of the Certificates Have Been Downgraded
Fitch Ratings (“Fitch”) has downgraded the rating on certain Classes of the Certificates as follows: (i) the Class B1 Certificates have been downgraded from “AA” to “A”; (ii) the Class B2 Certificates have been downgraded from “A” to “BB”; (iii) the Class B3 Certificates have been downgraded from “BBB” to “B”; (iv) the Class B4 Certificates have been downgraded from “BB” to “CCC” (v) and the Class B5 Certificates have been downgraded from “B” to “C”.  In addition,

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Fitch has placed the Class B1 Certificates, the Class B2 Certificates and the Class B3 Certificates on review for possible future downgrade. There can be no assurance that these classes will not be downgraded further or that other classes will not be downgraded in the future.

The Class B4 Certificates, the Class B5 Certificates and the Class B6 Certificates are not offered under the Prospectus Supplement.

•	Notwithstanding anything to the contrary in the Prospectus Supplement, the following section is added following “The Servicers—Avelo Mortgage, L.L.C.” in the Prospectus Supplement:

Recent Developments in Respect of Avelo Mortgage, L.L.C.

Pursuant to a Subservicing Agreement dated as of July 1, 2008, Avelo Mortgage, L.L.C. ("Avelo"), a servicer, engaged Litton Loan Servicing LP, a Delaware limited partnership ("Litton"), as a subservicer to perform the servicing obligations with respect to the Mortgage Loans serviced by Avelo.  Avelo, Litton, the Depositor and the Sponsor are affiliates.

•	Notwithstanding anything to the contrary in the Prospectus Supplement, the following section is added following “The Servicers” in the Prospectus Supplement:

Recent Developments in Respect of PHH Mortgage Corporation

On October 2, 2007, PHH Mortgage Corporation’s (“PHH”) servicer quality ratings of RPS1- assigned to it by Fitch, as RMBS Primary Servicer of Prime, Alt-A and Home Equity mortgage loans, has been placed on Rating Watch with an outlook of Rating Watch Negative.

On January 17, 2008, S&P downgraded PHH’s residential loan servicer ratings from “Strong/Stable” to “Above Average/Stable”.

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